Exhibit 7

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The tables below set forth our consolidated ratios of earnings to fixed charges, calculated in accordance with International Financial Reporting Standards (IFRS) and Canadian GAAP, as applicable, for the five-year period ended October 31, 2013:

	IFRS			Canadian GAAP
	Year ended October 31, 2013	Year ended October 31, 2012	Year ended October 31, 2011	Year ended October 31,
				2010	2009
Excluding Interest on Deposits	5.37	4.81	3.47	3.55	3.28
Including Interest on Deposits	2.31	2.12	1.84	1.90	1.60

For purposes of computing these ratios, earnings represent net income plus income taxes and fixed charges (excluding capitalized interest). Fixed charges represent (i) estimated interest within rental expense, (ii) amortization of debt issuance costs, and (iii) interest (including capitalized interest), including or excluding deposit interest as indicated.

Royal Bank of Canada and Subsidiaries—IFRS

Ratio of Earnings to Fixed Charges and Preferred Dividends

	IFRS			CDN GAAP
	Year Ended October 31 2013	Year Ended October 31 2012	Year Ended October 31 2011	Year Ended October 31
				2010	2009

(Canadian dollars in millions)
Excluding Interest on Deposits

Net Income before income taxes	$10,617	$9,617	$8,191	$6,968	$5,526

Less: Income/(loss) from equity investees (Note 1)	(6)	(24)	9	55	4	Note 1

Fixed Charges:
Interest expense (excl. Deposits)	$2,257	$2,353	$3,164	$2,605	$2,275
Estimated interest within rental expense	173	162	156	149	146

Total fixed charges	2,430	2,515	3,320	2,754	2,421

Preferred dividend requirements (note 2)	319	329	326	338	325	Note 2

Fixed charges and preferred dividends	2,749	2,844	3,645	3,092	2,746

Earnings	13,041	12,108	11,520	9,777	7,951

Ratio of earnings to fixed charges	5.37	4.81	3.47	3.55	3.28

Ratio of earnings to fixed charges and preferred dividends	4.74	4.26	3.16	3.16	2.90

Including Interest on Deposits

Net Income before income taxes	$10,617	$9,617	$8,191	$6,968	$5,526

Less: Income/(loss) from equity investees (Note 1)	(6)	(23)	9	55	4	Note 1

Fixed Charges:
Interest expense (incl. Deposits)	$7,899	$8,403	$9,626	$7,696	$9,037
Estimated interest within rental expense	173	162	156	149	146

Total fixed charges	8,072	8,565	9,782	7,845	9,183

Preferred dividend requirements (note 2)	319	329	328	338	325	Note 2

Fixed charges and preferred dividends	8,391	8,894	10,110	8,183	9,508

Earnings	18,683	18,159	17,982	14,868	14,713

Ratio of earnings to fixed charges	2.31	2.12	1.84	1.90	1.60

Ratio of earnings to fixed charges and preferred dividends	2.23	2.04	1.78	1.82	1.55

Note (1)	2013	2012	2011	2010	2009
Equity in Undistributed Earnings of Unconsolidated Subsidiaries Calculation (C $’000s):
Associated Corporations
(equity accounted investments—IFRS)	6	23,904	(8,890)	(54,684)	(3,922)
JV
(proportionate consolidation Cdn. GAAP)				-	(1)

	6	23,904	(8,890)	(54,684)	(3,923)

Note: Losses are presented with a negative sign in this calculation.

Note (2)
Preferred Dividend Requirements Calculation (C $ millions):
Preferred Dividends (per Income Statement)	253	258	258	258	233
Taxable Equivalent Gross-up
(1-Effective Tax Rate for period)	79.4%	78.4%	78.7%	76.4%	71.6%

Preferred Dividend Requirement	319	329	328	338	325

Effective Tax Rate	20.6%	21.6%	21.3%	23.6%	28.4%